UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

NEWELL BRANDS INC.

(Exact name of the registrant as specified in its charter)

Delaware	1-9608	36-3514169
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

6655 Peachtree Dunwoody Rd.

Atlanta, GA 30328

(Address of principal executive offices) (Zip code)

Bradford R. Turner

(770) 418-7000

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This Specialized Disclosure Report on Form SD and the Conflict Minerals Report, filed as Exhibit 1.01 hereto, are publicly available on the Newell Brands Inc. website at http://ir.newellbrands.com/investor-relations/sec-filings/default.aspx . The content on, or accessible through, any website referred to in this Form SD or the attached Conflict Minerals Report is included for general information only and is not incorporated by reference in this Form SD or the attached Conflict Minerals Report.

Item 1.02 Exhibits

The Conflict Minerals Report as required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 3 – Exhibits

Item 3.01 Exhibits

Exhibit 1.01	Newell Brands Inc. Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD for the Reporting Period January 1, 2020 to December 31, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

NEWELL BRANDS INC.

Dated: May 28, 2021	By	/s/ Bradford R. Turner
Bradford R. Turner
Chief Legal and Administrative Officer and Corporate Secretary

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